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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

Pediatric Services of America, Inc.
(Name of Issuer)
Common Shares, $0.01 par value
(Title of Class of Securities)
705323103
(CUSIP Number)
Jennifer Nance, 600 New Hampshire Avenue, NW, Washington, DC 20037, (202) 266-7900

Copy to:
Gregory V. Gooding, Esq., Debevoise & Plimpton LLP, 919 Third Avenue, New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 25, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	705323103

1	NAMES OF REPORTING PERSONS: Portfolio Logic LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	32-0092779

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,080,918

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,080,918

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,080,918

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO
* Based on 7,545,713 shares of Common Stock outstanding as of February 6, 2007, as stated on the cover page of the Issuer’s Form 10-Q for the quarter ended December 31, 2006.

CUSIP No.	705323103

1	NAMES OF REPORTING PERSONS: Jeffrey D. Zients

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,080,918

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,080,918

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,080,918

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	14.5%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN
* Based on 7,545,713 shares of Common Stock outstanding as of February 6, 2007, as stated on the cover page of the Issuer’s Form 10-Q for the quarter ended December 31, 2006.

     This Statement constitutes Amendment No. 6 to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on August 31, 2004 (the “Schedule 13D”), as amended. This Schedule 13D/A relates to the Common Stock, par value $0.01 per share (the “Common Stock”), of Pediatric Services of America, Inc., a Delaware corporation (the “Issuer”). This Schedule 13D/A is being filed jointly pursuant to Rule 13d-1(k)(1) of Regulation 13D-G of the Act on behalf of Portfolio Logic LLC, a Delaware limited liability corporation (“Portfolio Logic”), and Jeffrey D. Zients, an individual (collectively, the “Reporting Persons”). Based on his relationship with Portfolio Logic, as described in the Schedule 13D, Mr. Zients is deemed to be a beneficial owner of the Common Stock owned by Portfolio Logic for purposes of Section 13(d).
     Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D, as amended.
Item 3. Source and Amount of Funds or Other Consideration.
Item 3 of Schedule 13D is hereby amended and restated in its entirety to read as follows:
Between August 10, 2004 and June 9, 2006, Portfolio Logic acquired 1,090,918 shares of Common Stock for an aggregate purchase price of $10,900,891. The funds for the purchase of the shares of Common Stock held by Portfolio Logic came from its working capital. The working capital of Portfolio Logic may from time to time include the proceeds of margin loans entered into in the ordinary course of business, with such loans being secured by securities owned by Portfolio Logic.
As described in Item 4 hereof (which Item 4 is incorporated by reference herein), on April 25, 2007, Portfolio Logic entered into an Agreement and Plan of Merger (the “Merger Agreement”), among Portfolio Logic, Pointer Acquisition Co, Inc., a Delaware corporation and wholly-owned subsidiary of Portfolio Logic (“Merger Sub”) and the Issuer, as filed by the Issuer as Exhibit 2.1 of Form 8-K, dated April 25, 2007, which exhibit is incorporated by reference herein. The Reporting Persons estimate that the amount of funds that will be required to purchase all of the shares of outstanding Common Stock to be converted in the Merger (as defined in Item 4) into the right to receive the Merger Consideration (as defined in Item 4), to settle outstanding, in-the-money options and to pay estimated fees and expenses is approximately $117 million. The funds required to pay the aggregate cash Merger Consideration (as defined in Item 4) are expected to be supplied by the working capital of Portfolio Logic and a term loan of up to $25 million. The Reporting Persons currently expect that all other costs, expenses and liabilities of the Issuer arising out of or relating to the transaction shall be paid by the Issuer from cash available to the Issuer immediately prior to the consummation of the Merger.
Item 4. Purpose of Transaction.
     Item 4 is hereby amended and restated in its entirety to read as follows:
     On April 25, 2007, Portfolio Logic, Merger Sub and the Issuer entered into the Merger Agreement pursuant to which Merger Sub will be merged with and into the Issuer with the Issuer as the surviving corporation (the “Merger”).

     In the Merger, all outstanding shares of Common Stock other than those held by Portfolio Logic will be converted into the right to receive a cash payment equal to $16.25 per share (the “Merger Consideration”). Consummation of the Merger will require (a) the approval of the Issuer’s stockholders and (b) the satisfaction or waiver of certain customary conditions by each of Portfolio Logic and the Issuer.
     The Issuer and Portfolio Logic have each agreed to pay a termination fee (inclusive of expenses) of $4 million and $5 million, respectively, if the Merger Agreement is terminated under specified circumstances, and the Issuer has agreed to reimburse Portfolio Logic’s expenses up to a maximum amount of $500,000 if the Merger Agreement is terminated under specified circumstances, all as set forth in the Merger Agreement.
     Following consummation of the Merger, the Common Stock will be delisted from the Nasdaq National Market and deregistered under the Act.
     As set forth on the Issuer’s Schedule 14A, filed on December 15, 2006, Mr. David Nierenberg is the beneficial owner of 19.3% of the Issuer’s Common Stock. Mr. Nierenberg and certain affiliates of Mr. Nierenberg, including the D3 Family Fund, L.P., The DIII Offshore Fund, L.P., the D3 Family Bulldog Fund, L.P., Nierenberg Investment Management Company and Nierenberg Management Offshore, Inc. (together with Mr. Nierenberg, the “D3 Parties”), are bound by a Standstill Agreement, dated as of February 18, 2005 (as amended, the “Standstill Agreement”), among the Issuer, certain of the D3 Parties and certain affiliated entities and filed as Exhibit 10 to the Issuer’s Form 8-K, dated February 22, 2005.
     In connection with the Merger, the Reporting Persons requested that the Issuer amend the Standstill Agreement and the Rights Agreement (each as defined below) and approve the 203 Waiver (as defined below), to permit the Reporting Persons to engage in discussions and negotiations with the D3 Parties regarding the possible participation of the D3 Parties in the Merger (through equity investment or contribution of Common Stock held by such parties, or otherwise), as well as to reach, and if reached to effectuate, agreements, arrangements and understandings with the D3 Parties regarding such possible participation. These and related activities, as further defined in the Second Amendment to the Rights Agreement (as defined below), are referred to as “Exempted Transactions.”
     On April 25, 2007, the Board of Directors approved the Merger Agreement, the Merger, the other transactions contemplated by the Merger Agreement and the Exempted Transactions for purposes of the provisions of Section 203 of the General Corporation Law of the State of Delaware, with the intent that none of the foregoing should be subject to the requirements of Section 203 (such approval, the “203 Waiver”).
     As of April 25, 2007, the Issuer and Mellon Shareholder Services LLC, as Rights Agent, entered into the Second Amendment (the “Second Amendment to the Rights Agreement”, filed as Exhibit 4.1 to the Issuer’s Form 8-K, dated April 30, 2007) to the Issuer’s Rights Agreement, dated as of September 22, 1998 (the “Rights Agreement”), as filed as (i) Exhibit 2.1 to the Issuer’s Form 8-K, dated September 22, 1998 and (ii) in respect of the first amendment thereto, filed as Exhibit 2.4 to the Issuer’s Form 10-Q for the period ended December 31, 2000, each such exhibit incorporated by reference herein. The Second Amendment to the Rights Agreement renders the Rights Agreement inapplicable to Portfolio Logic, Merger Sub and the D3 Parties in connection with the execution, delivery and announcement of the Merger Agreement and the consummation of the transactions thereby contemplated.
     On April 29, 2007, the Issuer and the D3 Parties entered into the First Amendment to the Standstill Agreement (the “Standstill Amendment”), which amends the Standstill Agreement to, among other things, permit the D3 Parties to engage in the Exempted Transactions.
     Discussions between Portfolio Logic and the D3 Parties, as permitted by the Standstill Amendment and the Second Amendment to the Rights Agreement have not yet commenced but are expected to occur soon. The outcome of any such discussions cannot be known at this time and there can be no assurance that the D3 Parties will participate in the Merger or in any other Exempted Transactions.
     The foregoing is a summary of the Merger and certain related transactions and should not be construed as a solicitation of a proxy or an offer to purchase shares of Common Stock. Stockholders should read the Issuer’s proxy statement and other relevant documents regarding the Merger filed with the Commission when they become available because they will contain important information relevant to the decision to approve the Merger. Stockholders will be able to receive these documents (when they become available), as well as other documents filed by the Reporting Persons or its affiliates with respect to the Merger, free of charge at the Commission’s web site, www.sec.gov.
     Other than as set forth in the Merger Agreement and in this Statement, the Reporting Persons have no plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, if the Merger is not consummated for any reason, the Reporting Persons intend from time to time to review their investment and may, based on any such review, acquire beneficial ownership of additional Common Stock of other securities of the Issuer, including securities that may be convertible into or exercisable for Common Stock, cease to have beneficial ownership of Common Stock or explore another possible acquisition of the Issuer, in each case depending upon price, market conditions, discussions with management, availability of funds, evaluation of alternative investments and other factors.
     The foregoing is qualified in its entirety by reference to the full text of each of (i) the Merger Agreement, (ii) the Standstill Agreement, and (iii) the Rights Agreement, as amended, as filed as set forth previously in this Statement.
Item 6. Contracts, Arrangements, Understandings or Relationships with the Issuer.
     Item 6 of the Schedule 13D is hereby amended to add the entirety of the information set forth in Item 4 of this Statement.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PORTFOLIO LOGIC LLC
Dated	April 30, 2007

		By:	Portfolio Logic Management LLC, Its Manager

		By:	/s/ Jeffrey D. Zients

Jeffrey D. Zients, Manager

JEFFREY D. ZIENTS
Dated	April 30, 2007

		By:	/s/ Jeffrey D. Zients

Jeffrey D. Zients